Exhibit 21

List of Subsidiaries

Subsidiary	Jurisdiction of Organization or Incorporation

LaBranche & Co. LLC	New York
LaBranche Financial Services, Inc.	New York
LaBranche Structured Holdings, Inc.	Delaware
LaBranche Structured Products LLC	New York
LaBranche Structured Products Specialists, LLC	New York
LABDR Services, Inc.	New York
LaBranche & Co. B.V.	Netherlands
LaBranche Structured Products Europe Limited	United Kingdom
LaBranche Structured Products Hong Kong Limited	Hong Kong